Millipore 2001
Annual Report

We've
changed




And, we're
on a mission

Complex science
means more sample
preparation, more
purification and
more understanding.


lex
ce

A new vision.
A new direction.
A new focus.

Bioscience.

We exist to provide technology and tools for the development and production of new therapies and drugs that enable people to live longer and healthier lives.

It's working.


We
like
omp

And, it's inherently more interesting.


Proteomics
Genomics
Cells
Proteins
SVPs


Antibiotics
SNPs
Vaccines
IVPs
Blood Fractions

As

things

get

smaller,

our

opportunities

get

bigger



A $3 million custom-engineered purification system takes out very small contaminants from biotech production lines, including bacteria, viruses and endotoxins.

BIG

A $1.20 pipette tip offers a faster, high recovery means of purifying femtomoles to picomoles of proteins prior to mass spectrometry analysis.







Make it pure.
New
biotherapeutics
Purifying
for harvesting,



The ultimate enabling technology



"I think almost every bioassay begins with Millipore. It has the ultimate enabling technology in high throughput screening that enables our customers to effectively use our new testing system for research and drug discovery, and for clinical diagnostics."

Mark B. Chandler, PhD
Chairman, President and CEO
Luminex Corporation



Luminex Corporation has developed an innovative, patent protected, reagent and assay system that enables automated, simultaneous testing of multiple analytes in multiple samples. It will change the way many people look at high throughput testing. Their revolutionary technology, called xMAP™, is a fluo-



Pigs, du

cks and us.




They're cute.
They're cuddly.
They incubate the influenza virus.
Influenza viruses can migrate from ducks to pigs to people. Influenza pandemics commonly originate in Asia, where millions of pigs, people and ducks live in close proximity.
New flu vaccines are created every year based on predicted outbreaks. Millipore products are used in vaccine development and production for influenza and just about every other major disease.

we provide
and tools
developm
productio
therapies
that enab
to live lo

technology
for the
ent and
n of new
and drugs
le people
nger and

Take your first step.
Learn to explore.
Hit a home run.
Belly flop.
Climb a tree.
Rollerskate.
Go on a date.
Study all night.
Graduate.
Meet someone.
Learn to waltz.
Get in shape.
Cut the cake.
Travel.
Laugh until it hurts.
Visit your kids.
Rediscover.





1 island,
40 disease programs
and a 384-well platform.

"We operate one of the highest-throughput
disease-gene research operations in the world here in Iceland,
and we focus our sequencing on small regions of
the genome specifically linked to disease.
But with more than 40 disease programs underway,
we need our sequencing to be highly efficient and to yield
the most accurate data possible.
Millipore's 384-well platform fits our high-throughput model
and gives us very clean DNA."

Dr. Jeff Gulcher,
Vice President of R&D
deCODE genetics


innovating
flowing


growing
inventing

Water Works

We had amazing growth in laboratory water system sales in 2001, thanks in part to the introduction of a new line of application-specific Milli-Q® water systems.


Milli-Q

Record Speed

Our new genomics and proteomics kits increase the productivity of life science research labs by combining devices, reagents and protocols in convenient all-in-one kits. Faster. Better.



Dreams of Mt. Fuji

Along with our partner, Applied Biosystems, we have funded a new laboratory at the University of Tokyo that is focused on developing new techniques for protein expression and profiling, and analysis of protein-to-protein interactions.


の開発や

A Lab Away from Lab



Our new Biopharmaceutical Technology Center has laboratories for customers to work with us, side-by-side, in developing and validating new therapeutic manufacturing processes.

Pass the Vaccine Stoppers



With our new SafePass™ Sterile Transfer System, biotherapeutic manufacturers have a better and safer way of transfering components and materials from one sterile environment into another.

Still Dot.Com


pure e-commerce

We sell online, help our distributors sell online, link to customer procurement systems and have thousands of scientists and engineers coming to our web site daily.





boing!

Innovative technological advances give bounce to a new type of composite membrane.

Stronger, and able to withstand much more pressure variation than conventional sterilizing membranes, the Viresolve®, Biomax™ UF and Ultracel™ UF product lines bounce instead of break.

And, so does our competitive edge.



Financial Highlights: Continuing Operations

For the year (In thousands, except per share data)	01	00
Net sales	$656,898	$600,161
Net income from continuing operations*	$ 75,162	$ 61,904
Average diluted shares outstanding	48,060	47,039
Net income per share*	$ 1.56	$ 1.32
Dividends per share	$ 0.44	$ 0.44

For the year-ended (In thousands, except per share data)	01	00
Working capital	$177,676	$103,083
Capital expenditures	$ 72,264	$ 36,418
Total assets from continuing operations	$636,612	$571,309
Shareholders' equity	$393,956	$305,368
Book value per share	$ 8.22	$ 6.58

* Excludes restructuring and other charges and gain on sale of equity securities.

To our Shareholders, Employees and Customers:

2001 was in many ways a new beginning for Millipore. We separated our microelectronics division into a separate company, Mykrolis Corporation, and focused Millipore on its bioscience market. It was clear to us that in order to excel in the rapidly changing bioscience market, our historical venue, we would need to be of a single-minded purpose in capitalizing on the skills and expertise and business realities unique to bioscience. The same held true in microelectronics: customers would be better served by a market-focused company.

In April of 2001 we began separating our systems and corporate infrastructure and started operating as separate bioscience and microelectronics companies. Mykrolis was successfully launched as a public company through an initial public offering in August of 2001. And, by the time you read this, we will have completed the spin-off on February 27 of the remaining shares of Mykrolis stock to Millipore shareholders. Mykrolis has a separate annual report for 2001, and its results are included as discontinued operations in this report.

Millipore's 2001 results validated the decision to separate and focus on bioscience. Millipore's bioscience business achieved revenues of $657 million in 2001, up 9 percent from 2000. In local currency, revenue growth was 13 percent for the year. This growth rate compares to a 10 percent local currency growth rate for 1999 to 2000, and an 8 percent local currency growth rate for 1998 to 1999.

For the full year, earnings per share from continuing operations were $1.32 compared to $1.40 in 2000. Reported full year earnings per share, including discontinued operations, were $0.65 in 2001 versus $2.53 per share in 2000. Excluding unusual items in both years, earnings per share from continuing operations were $1.56 in 2001 compared to $1.32 in 2000, an increase of 18 percent.

The bioscience-focused Millipore has three primary markets: life science research, biotechnology manufacturing, and our legacy business in the laboratory and in pharmaceutical manufacturing. Life science research includes genomics, proteomics and drug discovery. Biotechnology includes the process development, scale-up and manufacturing of biotech-derived therapeutics. Our legacy products are used in laboratories worldwide for sample preparation, analysis and purification. We also include our products used for classical pharmaceuticals in this category, as well as our OEM products for drug delivery and diagnostics.

In 2001, life science research and biotechnology comprised about 45 percent of revenues and were the highest growth areas, with life science research growing 14 percent for 2001 in local currency and biotechnology growing 20 percent. Our legacy business grew a respectable 9 percent, about double the served market growth rate.

Geographically our revenue performance in 2001 was uniformly strong worldwide, with 11 percent growth in the Americas, 14 percent growth in local currency in Europe, and 16 percent growth in local currency in our Asia/Pacific region. In terms of revenue size, the Americas now comprise 46 percent of our business, Europe 34 percent, and the Asia/Pacific region 20 percent.

One of the first things we did as a company focused on bioscience was to create a mission and vision for the new Millipore. This was an iterative process and our employees have rallied around the new mission and vision. Our mission: we exist to provide technology and tools for the development and production of new therapies and drugs that enable people to live longer, healthier lives. Our vision: to be the partner of choice for critical tools, technology and services used in the discovery, development and manufacture of new therapeutic compounds.

The potential for Millipore in bioscience and to be that 'partner of choice' is significant and sustaining. In life science research we are in the midst of an unprecedented expansion in the volume of research and in government and industry funding levels. One key gating factor in this research is sample preparation – and we offer the tools and technology that provide scientists higher throughputs and cleaner samples.

In biotechnology manufacturing we offer critical tools, technologies and services for purifying and validating the purity of biotherapeutics. We provide process development support, scale-up tools, large custom-engineered systems, consumable media and devices, and validation services. A number of Millipore products offer significant technical advantages over the competition in this area, but our major advantage and added value is the applications knowledge our field engineers bring to these critical processes. According to the Biotechnology Industry Organization, there are more than 350 biotechnology medications in late-stage development and 133 on the market. Millipore, in some way, is involved in just about all of these.

In brief, in life science research we help scientists discover and screen new drugs and in biotechnology manufacturing we assist process engineers in bringing those new drugs to market.

We continue to see opportunities with our legacy products as well. These products put the Millipore brand in virtually all laboratories and pharmaceutical plants around the world, and play critical roles in laboratory productivity and pharmaceutical product quality, and in drug delivery and diagnostics.

We took a number of steps in 2001 to better address our opportunities and achieve our mission and vision:

_Changed our structure. We reorganized into market-focused, worldwide divisions, an evolution from our product-focused and geographic-focused organizational entities. We will continue to evolve our organization to better serve and match that of our customers.

_Changed our leadership. New leadership was assigned for each of our new operating divisions, providing new perspectives and sparking higher levels of performance. There were changes in assignments and priorities throughout the organization.

_Created a new road map. The opportunities in front of us have changed and we've changed as an organization. We enhanced our strategic planning process in 2001 and we have begun working toward an ambitious and achievable long-range plan.

_Added productive capacity. 200,000 square feet of manufacturing and laboratory space was added in 2001, with expansions in our Molsheim, France and our Cork, Ireland manufacturing facilities. We also broke ground on a major expansion to our Life Sciences Division laboratories in Danvers, Massachusetts.

_Streamlined operations. We centralized European call center operations in a new facility in Amsterdam, the Netherlands. We also combined our North American validation, process development and custom-engineering services in biotechnology in a new facility in Billerica, Massachusetts, to better meet customer needs.

_**Launched breakthrough products.** There were important product launches in all of our markets in 2001, including new genomics and proteomics sample preparation kits, an entirely new line of color-coded, application-specific lab water systems used in all types of laboratories, and a new version of our virus removal filters critical for biotherapeutic manufacturing.

It is important to note that we, as everyone, were affected and transformed by the tragedies of September 11, 2001. The Millipore worldwide community responded with generous donations and community service, and with creative approaches to sustaining business and supporting customers during a difficult period.

We are pleased with what we achieved in 2001 and where we are heading. We have a compelling mission and vision; we serve an innovative and dynamic marketplace; we have technology and knowledge that serves a critical and growing need. 2002 promises continued success. We expect to launch more new products than we have in the past two years combined; we expect to deliver 12 to 14 percent growth in local currency. We will expand our productive capacity, execute against plan, and do all we can to deliver high sustained value to customers, shareholders and employees.

We want to wish the best to our former colleagues who have formed the new Mykrolis Corporation, and to the members of our board of directors who have formed part of the new Mykrolis board: Ed Caldwell and Tom Pyle. We also want to welcome to our board Ed Scolnick, who is president of Merck Research Laboratories. We look forward to his counsel and advice.

Finally, our thanks to the entire Millipore community — shareholders, customers and employees — for their support, interest and efforts in 2001. It was a very good year for Millipore.

Sincerely,

C. William Zadel
Chairman

Francis J. Lunger
President and Chief Executive Officer





William C. Emhiser
President,
Life Sciences Division

Dominique F. Baly
President,
Lab Water Division and
BioScience International

Susan L. N. Vogt
President,
BioPharmaceutical Division

J. Edward Lary
Corporate Vice President,
Manufacturing

Vinay Goel, Ph.D.
President,
Membrane Technology Division

Kevin D. Sanborn
Corporate Vice President,
Strategic Planning
and Business Development

Kathleen M. Stearns
Corporate Vice President,
Human Resources

Year in Review

A number of key events, achievements and initiatives contributed to Millipore's success in 2001.

_IPO of Mykrolis Corporation. A successful IPO of Millipore's microelectronics business, now called Mykrolis Corporation, was achieved on August 9, 2001.

_Jack Bush Award for Technical Innovation. Anthony Allegrezza, a research scientist in Millipore's Membrane R&D group in Bedford, received the company's highest honor for technical innovation — the Jack Bush Award — for his invention of a composite membrane technology. His work has helped Millipore achieve a competitive advantage in several areas of ultrafiltration and microfiltration.

_Expansion of productive capacity. Manufacturing capacity was expanded in Cork, Ireland and Molsheim, France in 2001. New customer service facilities were opened in Billerica, Massachusetts and Amsterdam, the Netherlands. Also, a new Biopharmaceutical Technology Center was opened in Billerica, Massachusetts — a facility focused on manufacturing custom engineered systems, on process development and validation services.

_Acquisition of strategic technology. In October, Millipore acquired sterile transfer technology from Isolation Containment (IC) Technologies of Livingston, New Jersey. The deal gives Millipore rights to two IC Technology patents and a foothold in the rapidly growing sterile transfer market.

_New alliances and partnerships. Millipore formed an alliance with Proteome Systems, Ltd, and furthered its alliance with Applied Biosystems in 2001. With Proteome Systems we developed and introduced our first proteomics kit in 2001. With Applied Biosystems we funded a protein research laboratory at Tokyo University and continue to jointly develop next-generation sample preparation consumables for high-throughput proteomics.

_Upgrade of information infrastructure. In September, Millipore became one of the first companies to migrate to Oracle 11i (a new suite of business applications from Oracle Corporation), when the company's Japanese subsidiary successfully converted to the new software. Worldwide installation is scheduled for completion in 2002.

_Environmental awards and milestones. The U.S. Environmental Protection Agency named Millipore a WasteWise Champion last year for impressive waste-reduction achievements at the company's U.S. and Puerto Rico facilities. Millipore also received the New Hampshire Governor's Award for Pollution Prevention, for environmental initiatives at its plant in Jaffrey, New Hampshire. Millipore's manufacturing operations around the world continued to improve efficiencies and exceed environmental milestones in 2001, recycling 44 percent of solid waste generated last year and reducing chemical emissions by 10 percent. Since 1990, total chemical emissions have been reduced more than 72 percent.

_Record foundation grants. Millipore Foundation grants for fiscal 2001 represent the largest annual contribution in the foundation's 16-year history — totaling more than $1.4 million. These funds are helping support more than 142 organizations and programs in the areas of education/research, social services, health care, culture and public policy.

_Fisher Scientific Award. Fisher Scientific, a laboratory distributor, named Millipore's Lab Water Division its "Supplier of the Year" for 2001. This is the fourth year in a row that a Millipore division has won this award.

_**Viresolve® NFP Filters:** Viral-clearance filters designed to remove parvovirus without compromising flow rate.

_**SafePass™ Sterile Transfer System:** New system enabling the sterile transfer of solid components into barrier isolators, in the production of biotherapeutics and pharmaceuticals.

_**Clarigard™ Filters:** Self-contained, disposable capsules and cartridge filters used to remove particles and microorganisms from liquids and gasses.

_**Millistak+™ Mini Capsules:** Self-contained, disposable capsules used for clarification applications such as small-scale batch processing and scale-up to larger Millistak+ configurations.

_**Aerex™ 2 Filters:** Hydrophobic cartridge filters designed to remove bacteria and viruses from moist gas streams, in industrial fermentation applications.

_**Millidisk®Barrier Filter:** Unique combination of hydrophilic and hydrophobic Durapore® membrane in one filter designed for biopharmaceutical production.

_**Pellicon® XL Cassette with Durapore Membrane:** A self-contained, small-scale screening tool used in biopharmaceutical process development.

_**Milliflex™ 250 mL Device:** A pre-sterile, self-contained quality control device used in biopharmaceutical production.

_**Milli-Q® Ultrapure Water Systems:** Five new systems designed to target ultrapure water requirements to specific laboratory needs, from molecular biological applications to trace element analysis.

_**Elix® UV System:** A lab water system designed to produce pure analytical-grade water suitable for a range of general laboratory requirements.

_**Milli-DI™ System:** Compact, economical system for the production of deionized water from tap water, for low-volume users.

_**Pyrogard™-D Ultrafiltration Cartridge:** Disposable, point-of-use ultrafiltration cartridge for Milli-Q systems, permitting the production of pyrogen-free water for up to four weeks.

_**Explore Data™ Software:** Software enabling easy access to historical water-quality data in Milli-Q, Elix and RiOs systems, for documenting GLP compliance.

_**Montage™ SEQ_{96} and SEQ_{384} Kits:** Latest additions to Montage genomics products, used for high-throughput sequencing reaction clean-up.

_**Montage BAC Genomics Kit:** New kit that provides all the reagents and disposable materials needed to prepare BAC DNA for sequencing, fingerprinting, arrraying, or PCR amplification.

_**Montage In-Gel $Digest_{96}$ Kit:** The first of its kind for proteomics research, providing a fast, convenient method for preparing samples for mass spectrometry — a method used to identify and analyze proteins.

_**ZipTip® HPL Pipette Tips:** New pipette tips for the removal of detergents and stains from peptide mixtures.

_**Millex® GP Syringe Filter with Millipore Express® Membrane:** New syringe filter unit with higher flow and throughputs, for sterile filtration of protein solutions, tissue culture media, additives, buffers and water.

_**SureVent™ MCE Membrane:** Latest addition to the SureVent family of hydrophobic membranes, for OEM medical, commercial and industrial applications.

_**Hi-Flow™ Plus Membranes:** New additions to this line of lateral-flow OEM membranes, available in a wide range of flow rates for precision diagnostic testing.

2001 Revenues by Geography, Market and Product Type


Asia/Pacific
20%
46%
Americas
34%
Europe

Geographic Region


Other Bioscience
Biotechnology
31%
55%
14%
Life Science Research

Market


Equipment
20%
3% Services
77%
Consumables

Product Type

Condensed Consolidated Statements of Income

Year ended December 31 (In thousands, except per share data)	01	00	99
Net sales	$656,898	$600,161	$566,295
Cost of sales	291,219	266,227	252,940
Gross profit	365,679	333,934	313,355
Selling, general and administrative expenses	200,757	190,556	186,389
Research and development expenses	45,816	40,580	34,443
Restructuring and other charges	17,962	320	(3,979)
Operating income	101,144	102,478	96,502
Net gain on sale of equity securities	—	7,151	—
Interest income	2,591	3,486	3,025
Interest expense	(25,336)	(26,922)	(30,155)
Income before income taxes	78,399	86,193	69,372
Provision for income taxes	14,913	20,108	15,125
Income from continuing operations	63,486	66,085	54,247
(Loss) income from discontinued operations, net of tax	(6,736)	53,109	10,081
Loss on disposal of discontinued operations, net of tax	(24,400)	—	—
Total discontinued operations	(31,136)	53,109	10,081
Extraordinary loss on early extinguishment of debt, net of tax	(1,233)	—	—
Net income	$ 31,117	$119,194	$ 64,328
Diluted net income per share			
Continuing operations	$ 1.32	$ 1.40	$ 1.20
Discontinued operations	(0.65)	1.13	0.22
Extraordinary item	(0.02)	—	—
Net income	$ 0.65	$ 2.53	$ 1.42
Weighted average shares outstanding			
Diluted	48,060	47,039	45,274

Condensed Consolidated Balance Sheet

As of December 31 (In thousands)	01	00
Assets		
Current assets:		
Cash and cash equivalents	$ 62,450	$ 55,186
Cash held as collateral	—	3,212
Accounts receivable	152,108	137,035
Inventories	84,415	84,051
Deferred income taxes	8,509	13,077
Other current assets	4,513	5,214
Total current assets	311,995	297,775
Property, plant and equipment, net	200,330	159,820
Deferred income taxes	82,622	71,283
Intangible assets	29,991	30,993
Other assets	11,674	11,438
Net assets of discontinued operations	279,155	248,790
Total assets	$915,767	$820,099
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 1,958	$ 52,544
Accounts payable	47,403	46,912
Accrued expenses	65,405	61,536
Dividends payable	5,266	5,319
Accrued retirement plan contributions	7,741	8,244
Accrued income taxes payable	6,546	20,137
Total current liabilities	134,319	194,692
Long-term debt	320,000	300,130
Other liabilities	22,075	19,909
Commitments and contingent liabilities	—	—
Minority interest of discontinued operations	45,417	—
Shareholders' equity:		
Common stock	56,988	56,988
Additional paid-in capital	88,584	31,370
Retained earnings	600,479	585,971
Unearned compensation	(2,785)	(4,490)
Accumulated other comprehensive loss	(83,457)	(55,791)
	659,809	614,048
Less: Treasury stock	(265,853)	(308,680)
Total shareholders' equity	393,956	305,368
Total liabilities and shareholders' equity	$915,767	$820,099

For complete consolidated financial statements and related footnotes refer to Form 10K for fiscal year 2001.

Condensed Consolidated Statements of Cash Flows

Year ended December 31 (In thousands)	01	00	99
Cash Flows from Operating Activities:			
Net income	$ 31,117	$119,194	$ 64,328
Less: (Loss) income from discontinued operations	(6,736)	53,109	10,081
Loss on disposal of discontinued operations	(24,400)	—	—
Net income from continuing operations	62,253	66,085	54,247
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary loss on early extinguishment of debt	1,899	—	—
Restructuring and other charges	17,962	(1,180)	(3,979)
Net gain on sale of equity securities	—	(7,151)	—
Depreciation and amortization	30,744	30,536	29,952
Deferred income tax provision	1,404	803	4,712
Change in operating assets and liabilities:			
(Increase) in accounts receivable	(23,371)	(12,040)	(14,860)
(Increase) decrease in inventories	(4,347)	(18,823)	6,288
(Increase) decrease in other current assets	(847)	1,682	(419)
Decrease (increase) in other assets	377	(802)	(2,922)
Decrease in accounts payable	1,229	3,881	36,281
(Decrease) increase in accrued expenses	(12,156)	7,183	(13,451)
Increase in accrued retirement plan contributions	1,510	794	664
(Decrease) increase in accrued income taxes	(17,528)	11,976	1,335
Other	2,740	2,355	3,164
Net cash provided by operating activities	61,869	85,299	101,012
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(72,264)	(36,418)	(27,065)
Additions to intangible assets	(1,705)	—	(1,202)
Proceeds from sale of property	—	8,808	—
Proceeds from sale of securities	—	7,498	9,500
Net cash used in investing activities	(73,969)	(20,112)	(18,767)
Cash Flows from Financing Activities:			
Issuance of treasury stock under stock plans	49,807	28,012	8,574
Net change in short-term debt	(30,586)	(63,101)	(55,695)
Cash held as collateral	3,212	15,427	(18,640)
Debt refinancing fees	(3,462)	—	—
Dividends paid	(20,687)	(20,193)	(19,614)
Net cash used in financing activities	(1,716)	(39,855)	(85,375)
Effect of foreign exchange rates on cash and cash equivalents	(4,804)	(340)	(314)
Net cash (used) provided by continuing operations	(18,620)	24,992	(3,444)
Net cash provided (used) by discontinued operations	25,884	(2,226)	(159)
Net increase (decrease) in cash and cash equivalents	7,264	22,766	(3,603)
Cash and cash equivalents on January 1	55,186	32,420	36,023
Cash and cash equivalents on December 31	$ 62,450	$ 55,186	$ 32,420

For complete consolidated financial statements and related footnotes refer to Form 10K for fiscal year 2001.

Report of Independent Accountants on Condensed Consolidated Financial Statements and Investor Information

To the Shareholders and Directors of Millipore Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Millipore Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 (not presented herein); and in our report, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 22, 2002

Registrar and Transfer Agent
Equiserve, L.P.
P.O. Box 2842001
Boston, MA 02284

Annual Meeting
The Annual Meeting of Shareholders of Millipore Corporation will be held at our Bedford, Massachusetts facility located at 80 Ashby Road on Thursday, April 25, 2002 at 11 a.m.

Reports
Quarterly results are available through the Internet, or on request from the Company. Form 10-K is filed annually with the Securities and Exchange Commission and is available on the Internet and on request from the Company. To receive the latest quarterly results through the Internet go to URL http://ir.millipore.com. For a copy of the 10-K or other investor information, contact:

Geoffrey E. Helliwell
Treasurer
Millipore Corporation
80 Ashby Road
Bedford, Massachusetts 01730-2271
(781) 533-2032
E-mail: Geoffrey_Helliwell@millipore.com

Common Stock
Millipore's Common Stock is traded on the New York Stock Exchange. Our symbol is MIL. Stock price information is shown below.

Millipore Stock Prices
Stock price data from the New York Stock Exchange is based on high and low sales prices. There were approximately 2,681 shareholders of record as of December 31, 2001.

	Range of Stock Prices				Dividends Declared Per Share	
	01		00		01	00
	High	Low	High	Low		
First quarter	$62.00	$44.82	$64.00	$36.63	$0.11	$0.11
Second quarter	61.98	43.16	76.00	53.00	0.11	0.11
Third quarter	66.67	51.23	76.31	46.31	0.11	0.11
Fourth quarter	62.73	50.95	63.13	44.00	0.11	0.11

For complete consolidated financial statements and related footnotes refer to Form 10K for fiscal year 2001.

Officers and Directors

Officers

C. William Zadel
Chairman

Francis J. Lunger
President and
Chief Executive Officer

Kathleen B. Allen
Corporate Vice President,
Chief Financial Officer

Dominique F. Baly
President,
Lab Water Division and
Bioscience International

William C. Emhiser
President,
Life Sciences Division

Vinay Goel
President,
Membrane Technology
Division

Geoffrey E. Helliwell
Treasurer

J. Edward Lary
Corporate Vice President,
Manufacturing

Jeffrey Rudin
Corporate Vice President,
Clerk and
General Counsel

Kevin D. Sanborn
Corporate Vice President,
Strategic Planning and
Business Development

Kathleen M. Stearns
Corporate Vice President,
Human Resources

Susan L.N. Vogt
President,
Biopharmaceutical Division

Directors

C. William Zadel [3]
Chairman, Millipore*
Chairman and CEO,
Mykrolis Corporation

Francis J. Lunger
President and
Chief Executive Officer*

Professor Dr. Daniel Bellus [2]
University of Fribourg,
Switzerland

Robert C. Bishop, Ph.D. [2]
Chairman,
AutoImmune, Inc.,
Lexington, Massachusetts

Maureen A. Hendricks [1, 2]
Managing Director,
Salomon Smith Barney, Inc.,
New York, New York

Richard J. Lane [1]
Executive Vice President
and President,
Worldwide Medicines
Bristol-Myers Squibb
Company,
Plainsboro, New Jersey

Mark Hoffman [1, 3]
Independent Investor
and Consultant

John F. Reno [3]
Retired Chairman,
President and
Chief Executive Officer,
Dynatech Corporation,
Burlington, Massachusetts

Edward M. Scolnick, M.D. [3]
President,
Merck Research Laboratories,
Executive Vice President
Science and Technology,
Merck & Co., Inc.
West Point, Pennsylvania

1 Member of the Audit and Finance Committee
2 Member of the Management Development and Compensation Committee
3 Member of the Governance and Public Policy Committee

* Mr. Lunger will succeed Mr. Zadel as Chairman of Millipore's Board of Directors on April 25, 2002.

Corporate Information

Corporate Offices
Millipore Corporation
80 Ashby Road
Bedford, Massachusetts
01730-2271
Tel: (781) 533-6000
Fax: (781) 533-3110
Internet: www.millipore.com

Subsidiaries and Offices

Australia	Japan
Austria	Korea
Belgium	Malaysia
Brazil	Mexico
Canada	Netherlands
China	Norway
Czech Republic	Poland
	Puerto Rico
Denmark	Russia
Finland	Singapore
France	Spain
Germany	Sweden
Hungary	Switzerland
India	Taiwan
(Joint Venture)	United Kingdom
Ireland	United States
Italy	

Manufacturing Sites

Brazil	Puerto Rico
France	United Kingdom
Ireland	United States
Japan	

Forward Looking Statement Disclaimer

The matters discussed herein, as well as in future oral and written statements by management of Millipore Corporation that are forward-looking statements, are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect Millipore's future operating results include, without limitation, difficulties in the successful implementation of our restructuring activities; foreign exchange rates; increased regulatory concerns on the part of the biopharmaceutical industry; further consolidation of drug manufacturers; competitive factors such as new membrane technology; availability of raw materials or component products on a timely basis; inventory risks due to shifts in market demand; change in product mix; conditions in the economy in general; potential environmental liabilities; the inability to utilize technology in current or planned products due to overriding rights by third parties; difficulties inherent in research and development activities; and the risk factors listed from time to time in Millipore's filings with the SEC.

Thanks to Ardais Corporation for allowing us to photograph their work in clinical genomics. Thanks also to Luminex Corporation (www.luminexcorp.com), and DeCode Genetics (www.decode.com) for their case studies.

Printed in U.S.A. Lit No. AN1030EN00

SKU-0960-AR-02

